Filed by Landcadia Holdings III, Inc. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Landcadia Holdings III, Inc. (File No. 001-39609)

This transcript set forth below was filed by Landcadia Holdings III, Inc. on January 27, 2021 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between Landcadia Holdings III, Inc. and HMAN Group Holdings, Inc.

CNBC

January 26, 2021

Tilman J. Fertitta of Landcadia Holdings III, Inc.

Interview with Jon Fortt

Jon Fortt, CNBC

SPAC storm. His blank check firm along with Jefferies Financial Group striking a $2.64 billion deal to merge with construction hardware supplier Hillman Group. Fertitta has been involved in two other SPACs, including one for his Golden Nugget Online Gaming and Waitr, a small-cap food delivery stock. Tilman Fertitta joins us now to discuss this and a lot more. Tillman, good afternoon. Great to see you.

Tilman Fertitta

How are you doing today? Good to be back.

Jon Fortt, CNBC

I am doing well. So, this Hillman deal is interesting to me because the CEO was quoted talking about how the home now is not just a place where people sleep and eat, it’s a school, it's work from home, how much of this deal is based on this idea that the shift that we're seeing in this pandemic is here to stay.

Tilman Fertitta

You know, it was a lot of it and we started looking at this of course, during the pandemic. And we saw that there were more people in Lowes and Ace and Home Depot than anywhere else and 50% of this company's business is done, they're a wholesale company. And when you go to one of these hardware stores and you're buying products, most likely you're walking out of there with at least one Hillman product and it's a durable good that we like, it's going to be there forever. We've done a couple of tech companies in Waitr and GNOG, of course and happy with both, but we wanted to do something different. We wanted one of those companies that's just, it's, it's going to grow like this, that it's not on a bunch of hopefully future earnings, but it's real earnings today, that's going to grow every year. It's one of those stocks you put away, and you looked up in 10 years and you go, wow. We're truly excited about it. Rich Handler and I spent a lot of time on this and Jeffrey's and it's a it's a great company.